UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
 OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
 UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number  333-151131

SUNSHINE FINANCIAL, INC.
and
SUNSHINE SAVINGS BANK 401(k) PROFIT SHARING PLAN

(Exact name of registrant as specified in its charter)

1400 East Park Avenue, Tallahassee, Florida  32301 -- (850) 219-7200

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Par Value $.01)

(Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934 Sunshine Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 30, 2009	By:	/s/ Louis O. Davis
Louis O. Davis, Jr.
President and Chief Executive Officer
LouisLouis